UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Forbes Energy Services Ltd.
 (Name of Issuer)

Common stock, par value of $0.01 per share
(Title of Class of Securities)

345143200
(CUSIP Number)

Xavier Corzo
Solace Capital Partners, L.P.
11111 Santa Monica Blvd., Suite 1275
Los Angeles, CA 90025
(310) 919-5401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

April 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345143200	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Solace Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,656,521[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,656,521[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,521[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

1   Represents 1,656,521 shares of common stock, $0.01 par value (“Common Stock”) of Forbes Energy Services Ltd., a Delaware corporation (the “Issuer”), owned by Solace Forbes Holdings, LLC (“Solace Forbes”). Solace Capital Special Situations Fund, L.P. (“Special Situations”) is the 100% owner of Solace Forbes. Solace Capital Partners, L.P. (“Solace Capital”) is the investment manager of Special Situations.

2   This calculation is based on 7,659,067 shares of Common Stock outstanding as per the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Solace General Partner, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,656,521[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,656,521[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,521[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

3   Represents 1,656,521 shares of Common Stock owned by Solace Forbes. Special Situations is the 100% owner of Solace Forbes. Solace General Partner, LLC (“Solace GP”) is the general partner of Special Situations.

CUSIP No. 345143200	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Solace Capital Special Situations Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,656,521[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,656,521[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,521[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

4   Represents 1,656,521 shares of Common Stock owned by Solace Forbes. Special Situations is the 100% owner of Solace Forbes.

CUSIP No. 345143200	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Solace Forbes Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,656,521[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,656,521[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,656,521[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

5   Represents 1,656,521 shares of Common Stock owned by Solace Forbes.

CUSIP No. 345143200	SCHEDULE 13D	Page 6 of 9 Pages

This Amendment (this “Amendment”) amends that certain statement on Schedule 13D filed by the Reporting Persons on December 30, 2019 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meaning ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph:

On March 4, 2019, the Reporting Persons acquired an aggregate principal amount of $10.8 million of PIK Notes pursuant to the backstop commitment letter, dated November 16, 2018, filed as exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018. On March 4, 2019, the Reporting Persons acquired an additional aggregate principal amount of $9.5 million of PIK Notes pursuant to their exercise of subscription rights in the Issuer’s rights offering, as described in the Issuer’s prospectus dated February 13, 2019. As described in Item 4 below, the Reporting Persons acquired 709,253 shares of Common Stock upon an exchange of an aggregate principal amount of $93,418 of PIK Notes pursuant to the Exchange and Contribution Agreement. The source of funds for the PIK Note acquisitions was the working capital of Special Situations.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately following the third paragraph:

On April 16, 2020, the Reporting Persons acquired 709,253 shares of Common Stock upon an exchange of an aggregate principal amount of $93,418 of PIK Notes pursuant to the Exchange and Contribution Agreement.

Brett Wyard, a managing partner of each of the general partner of Solace Capital and of Solace GP, serves on the Issuer's board of directors as a representative of Solace Capital.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 1,656,521. These shares of Common Stock are owned directly by Solace Forbes. There were 5,522,822 shares of Common Stock outstanding as of March 16, 2020, as per the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. There were 171,716 unvested shares under the Issuer’s management incentive plan (“Management Incentive Plan”) as of December 31, 2019, as per the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. On January 18, 2020, the Issuer issued an additional 292,160 unvested shares pursuant to the Management Incentive Plan. All unvested shares under the Management Incentive Plan will vest upon consummation of the Merger. On April 16, 2020, the Issuer issued 1,672,369 shares of Common Stock pursuant to the Exchange and Contribution Agreement. The calculation of beneficial ownership of outstanding shares of Common Stock in this Item 5 and elsewhere in this Schedule 13D assumes there are 7,659,067 shares outstanding as of the date of this Schedule 13D.

(b)

Each of the Reporting Persons beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,656,521 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock.

(c)

The response to Item 4 of the Schedule 13D is incorporated by reference. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

CUSIP No. 345143200	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the fifth paragraph and adding the following paragraphs immediately following the fourth paragraph:

On March 20, 2020, the Issuer as a guarantor, the Borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 3 to Loan and Security Agreement with the lenders party thereto and the term loan agent, which provided, among other things, that a default under the Revolving Loan Agreement, dated November 16, 2018, by and among the Issuer and certain of its subsidiaries, as borrowers, the lenders party thereto and Regions Bank, as administrative agent and collateral agent (the “Revolving Loan Agreement”), due to the expiration of a waiver under the Revolving Loan Agreement in respect of the Issuer’s audit opinion would not constitute a default under the Loan and Security Agreement (“Amendment No. 3 to Term Loan Agreement”).

The foregoing descriptions of the Indenture, the Term Loan Agreement, Amendment No. 3 to Term Loan Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Indenture, Term Loan Agreement, Amendment No. 3 to Term Loan Agreement and Registration Rights Agreement, respectively, complete copies of which are attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 4, 2018, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017, Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018, Exhibit 10.18 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020, Exhibit 10.22 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020 and Exhibit 10.1 to the Issuer’s Registration Statement on Form 8-A filed with the SEC on April 18, 2017, respectively, and are each incorporated into this Item 6 by reference.

CUSIP No. 345143200	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	Materials to be Filed as Exhibits

The fifth row of the exhibit table contained in Item 7 of the Schedule 13D is hereby amended and restated as follows:

7.4
Loan and Security Agreement, dated as of April 13, 2017, by and among Forbes Energy Services Ltd., Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017).

The exhibit table contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

7.6	First Amendment to Loan and Security Agreement, dated as of November 16, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 23, 2018).
7.7	Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019 (incorporated by reference to Exhibit 10.18 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020).
7.8	Amendment No. 3 to Loan and Security Agreement, dated as of March 23, 2020 (incorporated by reference to Exhibit 10.22 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020).

SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2020

Solace Capital Partners, L.P.

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officer & Chief Compliance Officer

Solace General Partner LLC

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officer & Chief Compliance Officer

Solace Capital Special Situations Fund, L.P.

By:	Solace Capital Partners, L.P., its investment manager

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officer & Chief Compliance Officer

Solace Forbes Holdings LLC

By:	Solace Capital Partners, L.P., its Manager

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officer & Chief Compliance Officer